

By Electronic Mail

June 16, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Abaxx Technologies Inc.
Issuer CIK: 0001971975
Issuer File Number: 001-41724
Form Type: 40-F
Filing Date: June 16, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. (the "Exchange") has received an application dated May 22, 2023, from the above-referenced issuer and has approved the following securities for listing on the Exchange:

- Common stock, Abaxx Technologies Inc. (ABXX)

If there are any questions, please reach out to me directly. Your assistance is greatly appreciated.

Sincerely,

Kyle Murray
VP, Legal Head of Global Listings
Cboe Global Markets | 8050 Marshall Drive, Suite 120 | Lenexa, KS 66214
kmurray@cboe.com | (913) 706-0420